Roberto Rodrigues Costa

Mining and Metallurgical Engineer

Rua Fernandes Tourinho, 375

CEP 30112-000, Bairro Lourdes

Belo Horizonte, Minas Gerais, Brazil

Telephone:  (31) 3287-3734

Fax: (31) 3287-3734

Email:

rcenge@terra.com.br

CONSENT OF AUTHOR

TO:

BC Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Quebec Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Commission

Newfoundland and Labrador Securities Commission

United States Securities and Exchange Commission

I, Roberto Rodrigues Costa, do hereby consent to the filing of the written disclosure of the technical report titled Technical Report on the Vila Nova Iron Ore Project, Amapa State, Brazil and dated July 31, 2007 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the Technical Report of Eldorado Gold Corporation and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I confirm that I have read the written disclosure being filed by Eldorado Gold Corporation,  and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 29th Day of October, 2007.

________________________

Roberto Rodrigues Costa